UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2003
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 1 December, 2003  By Ronald Lea Erratt, Company secretary


ASX & MEDIA RELEASE
1 DECEMBER 2003
NOVOGEN GAINS NEW US HEALTH SUPPLEMENT PATENT AND
RECEIVES MILESTONE PAYMENT
Novogen has been granted the US patent covering health supplements based on the use of soy isoflavones in tablet or capsule form (the 212 patent).

This patent has been licensed worldwide, with the exception of Australia and New Zealand, to Solae LLC of St Louis,
Missouri. Solae is a joint venture of the DuPont Company and Bunge.

The issuance of the 212 patent is a valuable addition to the patent portfolio of Novogen in the area of isoflavones and health supplements as well as an important licensing milestone between the Company and Solae.

Based upon this newly issued patent, Solae has initiated a new patent infringement suit in the US against both
Archer Daniels Midland Company and Amerfit Inc.

Novogen is listed on the NASDAQ and the ASX and manages its international research and development program utilising the expertise and clinical research capabilities of universities and hospitals in the US, Australia and other key international locations.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Companys Securities and Exchange
Commission filings under Risk Factors, including risks relating to the early stage of products under development;
uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Companys proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).